SD 12/2/02

12/13

02019280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED NOV 29 2002 WASH. D.C. 153

SEC FILE NUMBER
8-7080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. B. Watley, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET 26TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALIN (212) 422-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE 16TH FL	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT MALIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.B. WATLEY, INC., as of SEPTEMBER 30, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NICHOLAS J. REGO
Notary Public, State of New York
Registration #01RE5019838
Qualified in New York County
My Commission Expires May 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
A.B. WATLEY, INC.

September 30, 2002 With Report of Independent Auditors

A.B. Watley, Inc.

Statement of Financial Condition

September 30, 2002

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
A.B. Watley, Inc.

We have audited the accompanying statement of financial condition of A.B. Watley, Inc. as of September 30, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly in all material respects, the financial position of A.B. Watley, Inc. at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The statement of financial condition has been prepared assuming that the Company will continue as a going concern. The Company has incurred net losses from operations and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
November 26, 2002

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

Woodbury New York Greenwich Grand Cayman

www.mkllp.com

A.B. Watley, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2002

ASSETS

Cash and cash equivalents	$ 70,371
Securities owned, at market value	923,965
Receivables from clearing brokers	1,026,443
Property and equipment, at cost, net	113,238
Loans and advances	290,730
Receivable from parent and affiliates	3,055,654
Other assets	9,176
Total assets	$5,489,577

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$1,340,242
Accrued liabilities	709,965
Total liabilities	2,050,207
Commitments and Contingencies	
Subordinated Borrowings	530,000
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 99 shares issued and outstanding	--
Additional paid-in capital	2,758,455
Retained earnings	150,915
Total stockholder's equity	2,909,370
Total liabilities and stockholder's equity	$5,489,577

The accompanying notes are an integral part of this statement of financial condition.

A.B. Watley, Inc.

Notes to Statement of Financial Condition

September 30, 2002

1. Organization and Business

A.B. Watley, Inc. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is an introducing broker and clears all transactions through two clearing brokers on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of A.B. Watley Group, Inc., ("ABWG" or the "Parent"), a U.S. public corporation, which was formerly known as Internet Financial Services Inc. The Company conducts business in retail brokerage services through the internet, institutional block trading and proprietary trading.

2. Liquidity and Capital Resources

For the year ended September 30, 2002, the Company has incurred net losses and negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Statement of Financial Condition does not include any adjustments that might result from the outcome of this uncertainty.

Trading volume has significantly decreased and the Company has lost customers in its core direct access business. To respond to its liquidity and capital resource needs management has implemented various cost cutting initiatives including renegotiating its clearing agreements at more favorable rates. The Company is also looking into more traditional lines of business such as fixed income and equity capital markets, as well as, the feasibility of expanding its existing business to attract active traders and hedge funds. As a further fund raising alternative the management of ABWG may seek to raise additional capital to fund operations through private placements of equity or debt instruments. There can be no assurance that any of these alternatives will be successful.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of less than three months.

Securities owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at market or fair values. Market value is generally based on listed market prices.

If listed market prices are unattainable, fair values are determined based on other relevant factors including broker or dealer price quotes.

3. Summary of Significant Accounting Policies (continued)

Property and Equipment: Computer equipment, software, furniture and fixtures, and leasehold improvements are carried at cost and depreciated on a straight line basis over their estimated useful lives, generally three to five years.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or at amounts approximating fair value.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is part of a group that files consolidated Federal, State and Local income tax returns with its parent company, ABWG. Under the tax allocation agreement, income taxes are provided for "as if" the Company files a separate tax return. Estimated tax payments are paid directly to the parent company.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule 15c3-1. In accordance with this rule, the Company is required to maintain defined minimum net capital to the greater of $100,000 or 6-2/3% of aggregate indebtedness as defined. At September 30, 2002, the Company had a net capital deficit, as defined, of $301,523, which was $438,203 below its required net capital of $136,680, which is in violation of the rule. The aggregate indebtedness to net capital ratio was (6.80) to 1. See subsequent event Note 11.

As of February 28, 2002, March 31, 2002, and April 30, 2002, the Company had a net capital deficit as defined, of $520,836, $1,487,966, and $637,141, respectively, which is a violation of rule 15c3-1. The Company subsequently received additional funding from ABWG, which cured the deficiency.

5. Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

Pursuant to clearance agreements, the clearing and depository operations for the Company and its customers' securities transactions are provided by two clearing broker-dealers. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The Company, through its clearing brokers, seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal company policy guidelines. The clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. As of September 30, 2002, the Company has provided a reserve for uncollectible receivables from clearing brokers in the amount of $750,000.

The Company may at times maintain positions in equity securities on both a long and short basis. While long positions represent the Company's ownership of securities, short positions represent obligations of the Company. Accordingly, both long and short positions may result in gains or losses to the Company as market values of securities fluctuate. To manage the risk of losses, the Company marks long and short positions to market daily and continuously monitors the market fluctuations.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at a contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the Statement of Financial Condition. Securities positions are monitored on a daily basis to minimize the risk of loss.

6. Property and Equipment

Property and equipment at September 30, 2002, consists of the following:

Computer equipment	$ 554,917
Software	13,707
	568,624
Less: Accumulated depreciation	(455,386)
Property and equipment, at cost, net	$ 113,238

7. Subordinated Borrowings

Borrowings of $530,000 at September 30, 2002 are subordinated to the claims of general creditors and mature on October 31, 2003, and bear interest at annual rates ranging between 0% and 15%.

The loans are covered by agreements approved by the NASD and are included for purposes of computing net capital under the Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Of the total subordinated borrowings, $180,000 is from an officer and shareholder of ABWG.

8. Related Party Transactions

Receivable from Parent represents funding provided by the Parent, offset by income taxes, and costs under the Company's informal service agreement with ABWG. The related party balance is non-interest bearing.

The Company has an informal service agreement with ABWG, whereby, the Company, for a fee, may use various facilities, computer equipment and software. For the year ended September 30, 2002, the costs associated with such services charged to the Company were $1,490,000.

Included in loans and advances in the Statement of Financial Condition are receivables of $103,000 and $131,059 plus accrued interest of $29,318, from officers of the Company who are also stockholders of ABWG. Such amounts bear interest at an annual rate of 6%.

9. Commitments and Contingencies

Lease Agreement

The company, together with ABWG, has entered into certain lease agreements for office space under non-cancellable operating lease agreements that expire June 23, 2009 and contain rent escalation provisions. In addition, ABWG has operating leases for furniture and computer equipment that expire at various dates extending through October 31, 2005. Rent expense has been allocated to the Company under an informal service agreement as described in Note 8. As of September 30, 2002, the aggregate minimum future rental payments required by the Company and ABWG, are as follows:

Year ended September 30,	
2003	$ 1,466,075
2004	1,151,277
2005	925,694
2006	939,764
2007	938,272
Thereafter	1,641,974
	$7,063,056

9. Commitments and Contingencies (continued)

Litigation

The Company is currently a defendant or co-defendant in various legal actions arising in the ordinary course of business. Although there can be no assurance, the Company believes the majority of these claims, if successful, would be covered by their insurance.

The Company is unable to predict the ultimate outcome of these matters; accordingly, no adjustment has been made in the financial statements for any potential losses.

10. Income Taxes

The Company has no income tax liability for Federal State and Local income tax purposes. Income tax expense for the year ended September 30, 2002 consists solely of minimum State and Local taxes based on capital.

The effects of temporary differences that give rise to deferred tax assets of $962,000 at September 30, 2002, are the result of net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the period for which the deferred tax assts are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus a 100% valuation allowance was established.

11. Subsequent Event (Unaudited)

As of October 31, 2002, the Company had net capital, as defined, of $267,532, which was $157,563 in excess of its required net capital of $109,969. The aggregate indebtedness to net capital ratio was 6.17 to 1.

A.B. Watley, Inc.

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

As of September 30, 2002 and for the year then ended

Marcum & Kliegman LLP
Certified Public Accountants & Consultants

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
A.B. Watley, Inc.

In planning and performing our audit of the financial statements of A.B. Watley, Inc. (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

Woodbury New York Greenwich Grand Cayman

www.mkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or acts of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or acts of fraud in amounts that world be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Marcum & Kliegman LLP

New York, New York
November 26, 2002